UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28802 / June 25, 2009

_____

In the Matter of	:
	:
SEPARATE ACCOUNT VA-2NL OF TRANSAMERICA OCCIDENTAL	:
LIFE INSURANCE COMPANY	:
4333 Edgewood Road NE	:
Cedar Rapids, IA 52499-0001	:
	:
(811-07232)	:

_____

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Separate Account VA-2NL of Transamerica Occidental Life Insurance Company ("Applicant") filed an application on March 11, 2009, requesting an order under section 8(f) of the Investment Company Act of 1940 ("Act") declaring that it has ceased to be an investment company as defined by the Act.

On May 29, 2009, a notice of filing of the application was issued (Investment Company Act Release No. 28751). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary